

Capitol Federal Financial

**NEWS RELEASE**

**FOR IMMEDIATE RELEASE**

**May 26, 2006**

# CAPITOL FEDERAL FINANCIAL ANNOUNCES STOCK REPURCHASE PROGRAM

Topeka, Ks – Capitol Federal Financial (Nasdaq:CFFN) announced today that its Board of Directors has approved a new stock repurchase program. Under the plan, the Company intends to repurchase up to 500,000 shares from time to time, depending on market conditions, at prevailing market prices in open-market and other transactions. The shares would be held as treasury stock for general corporate use. The plan has no expiration date and will commence at the end of the current program, which has approximately 90,000 shares remaining.

The authorized share repurchases represent approximately 2.5% of Capitol Federal Financial's shares eligible to receive dividends as of March 31, 2006.

Capitol Federal Financial is an $8.25 billion holding company and is the parent company of Capitol Federal Savings Bank which operates 37 branch offices in Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

News and other information about the company can be found on the Bank's website, http://www.capfed.com.

For additional information about CFFN please contact:

Jim Wempe, Vice President, Investor Relations
Telephone: 785-270-6055
E-mail:jwempe@capfed.com